June 5, 2017

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Janus Henderson International Opportunities Fund (the “Fund”). This letter is to inform you that JCM will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, from June 5, 2017 until February 1, 2019, under the following conditions:

In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.94% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by a share class of the Fund pursuant to a Rule 12b-1 Plan; shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; as well as the amount of any items not normally considered operating expenses such as interest, dividends, acquired fund fees and expenses, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The above waiver/reimbursement will continue in effect until February 1, 2019, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

Notwithstanding the above, Appendix B, Section I(e) of the Amended and Restated Transfer Agency Agreement (the “Transfer Agency Agreement”) between Janus Investment Fund and Janus Services LLC (“Janus Services”) on behalf of the Fund provides that Janus Services may receive from Class R Shares of the Fund a fee of 1/365 (or 1/366 in a leap year) of 0.25% of the average daily net assets of Class R Shares of the Fund to compensate Janus Services for providing, or arranging for the provision of recordkeeping, subaccounting, and shareholder services to retirement or pension plan participants or other underlying investors investing in Class R Shares of the Fund through intermediary channels, including those fees in connection with processing transactions through the NSCC, similar processing channel, or manually traded. From June 5, 2017 until June 5, 2018, Janus Services shall reduce the administrative services fee payable by the Fund’s Class R Shares pursuant to the Transfer Agency Agreement so that such fees do not exceed 0.21% of Class R Shares’ average daily net assets.

JANUS CAPITAL MANAGEMENT LLC		JANUS INVESTMENT FUND

By:	/s/ Bruce L. Koepfgen	By:	/s/ Kathryn Santoro
	Bruce L. Koepfgen		Kathryn Santoro
	President		Vice President, Chief Legal Counsel and Secretary